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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-53196

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 6/1/2018 (MM/DD/YY) AND ENDING 5/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Deloitte Corporate Finance LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
111 S. Wacker Drive
(No. and Street)

Chicago (City) Illinois (State) 60606-4301 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Patrick J. Ryan (704) 333-0528
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Plante & Moran, PLLC
(Name - if individual, state last, first, middle name)

2601 Cambridge Court (Address) Auburn Hills (City) Michigan (State) 48326 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

RM

AFFIRMATION

I, Patrick J. Ryan, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Deloitte Corporate Finance LLC for the year ended May 31, 2019, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 7/29/2019
Date

Chief Financial Officer
Title

Notary Public

Joan M. Sailliard
NOTARY PUBLIC
My Commission Expires
June 23, 2021

DELOITTE CORPORATE FINANCE LLC
(SEC I.D. No. 8-53196)

STATEMENT OF FINANCIAL CONDITION

AS OF MAY 31, 2019

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

******

Filed pursuant to Rule 17a-5(c)(3) as a PUBLIC document under the Securities Exchange Act of 1934.

plante moran

Plante & Moran, PLLC
Suite 500
2601 Cambridge Court
Auburn Hills, MI 48326
Tel: 248.375.7100
Fax: 248.375.7101
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Member
Deloitte Corporate Finance LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Deloitte Corporate Finance LLC as of May 31, 2019 and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Deloitte Corporate Finance LLC as of May 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Deloitte Corporate Finance LLC's management. Our responsibility is to express an opinion on Deloitte Corporate Finance LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the "PCAOB") and are required to be independent with respect to Deloitte Corporate Finance LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Plante & Moran, PLLC

We have served as Deloitte Corporate Finance LLC's auditor since 2015.
Auburn Hills, Michigan
July 29, 2019

DELOITTE CORPORATE FINANCE LLC

STATEMENT OF FINANCIAL CONDITION
AS OF MAY 31, 2019

ASSETS

Cash and cash equivalents	$19,863,680
Money market fund	500,200
Accounts receivable — advisory services, net	2,729,403
Accounts receivable — related entity (Note 3)	643,685
Prepaid assets	104,571
Deferred costs (Note 1)	6,140,825
Goodwill (Note 2)	16,667,959
TOTAL ASSETS	$46,650,323

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$ 37,893
Deferred revenue (Note 1)	6,215,825
TOTAL LIABILITIES	6,253,718
MEMBER'S EQUITY	40,396,605
TOTAL LIABILITIES & MEMBER'S EQUITY	$46,650,323

See notes to the statement of financial condition.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization—Deloitte Corporate Finance LLC (the "Company"), a securities broker-dealer providing corporate finance advisory services to Fortune 1000 companies and large middle-market companies, both publicly and privately held, was organized as a limited liability company by Deloitte Corporate Finance Holding LLC (sole member and parent company). The Company received its articles of organization from the State of Delaware in January 2001. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

Basis of Presentation—The statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America.

Deferred Costs—The Company defers direct internal costs that enhance its ability to satisfy future performance obligations up to the amount of the corresponding non-refundable retainer fees. The Company recognizes these costs and reimbursable expenses once the performance obligation is satisfied.

Deferred Revenue—The Company may receive non-refundable retainer fees in advance of providing financial advisory services to its clients and reimbursable expenses during the engagement. The Company recognizes these retainers and reimbursable expenses once the performance obligation is satisfied.

Cash and Cash Equivalents—The Company considers all highly liquid investments with original maturities of 90 days or less to be cash equivalents. Cash and cash equivalents primarily consist of cash and short term money market instruments.

Accounts Receivable—Accounts receivable, net of allowance of doubtful accounts, includes amounts, billed and unbilled, from clients in connection with financial advisory services rendered, including related reimbursable out-of-pocket expenses. The allowance for doubtful accounts was $312,127 at May 31, 2019. The company provides an allowance for doubtful accounts that is based upon a review of outstanding receivables.

Use of Estimates—This statement of financial condition has been prepared in accordance with generally accepted accounting principles that require management to make certain estimates and assumptions. The most important of these estimates and assumptions relate to deferred revenue and the valuation of goodwill at May 31, 2019. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

New Accounting Pronouncements—On May 28, 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers (Topic 606). The guidance establishes the principles to apply to determine the amount and timing of revenue recognition, specifying the accounting for certain costs related to revenue, and requiring additional disclosures about the nature, amount, timing and uncertainty of revenues and related cash flows. The guidance supersedes most of the current revenue recognition requirements. Between 2014 and 2016, the FASB issued additional ASUs clarifying specific accounting guidance related to Revenue from Contracts with Customers. The aforementioned ASUs are codified as Accounting Standards Codification ("ASC") 606, Revenue from Contracts with Customers. The Company adopted the standard on June 1, 2018, using the modified retrospective method of adoption, which does not require the restatement of prior years. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices to performance obligations identified; when to recognize revenue based on the Company's completion of a performance obligation under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue from contracts with customers includes advisory services on mergers and acquisitions (M&A) and other advisory services. Revenue for M&A advisory arrangements are generally recognized at the point in time that performance under the engagement is completed which is typically the closing date of the transaction or when the contract is cancelled. Other advisory services are generally recognized over time as the customer receives the benefits. There were $4,176,885 of revenue recognized prior to June 1, 2018 that was deferred as a result of this standard. There were $4,742,302 of costs recognized prior to June 1, 2018 that has been deferred as a result of this standard. The net effect of $565,417 is reflected as an adjustment to the beginning Member's Equity balance at June 1, 2018.

On January 26, 2017 the FASB issued ASU 2017-04, Intangibles – Goodwill and other (Topic 350): Simplifying the Test for Goodwill Impairment. The amendments in this ASU remove the second step of the goodwill impairment test. An entity will apply a one-step quantitative test and record the amount of goodwill impairment as the excess of a reporting unit's carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. The new guidance does not amend the optional qualitative assessment of goodwill impairment. This ASU is effective for annual impairment tests beginning after December 15, 2019. Early adoption is permissible. The adoption of this ASU is not expected to have a material impact on the Company's statement of financial condition.

Fair Value Financial Instruments – The fair value of company financial instruments of money market funds, accounts receivable and accounts payable approximate their carrying amount.

Federal Income Taxes—For federal income tax purposes both the Company and its parent are classified as disregarded entities. As such, their income is taxed to the members on their respective returns.

2. GOODWILL AND INTANGIBLE ASSETS

On June 6, 2013, the Company acquired substantially all the assets of McColl Partners LLC, a broker-dealer that provided investment banking advisory services to large domestic and global middle-market companies.

The purchase price of $23,000,000 exceeded the estimated fair values of the net assets acquired from McColl Partners LLC and the company recorded $16,667,959 of Goodwill.

3. TRANSACTIONS WITH RELATED ENTITY

The statement of financial condition reflects significant balances and transactions with an affiliate. Such statement of financial condition may not be indicative of the conditions that would have existed or the results of operations if the Company had not been operated as an affiliated company.

The receivable due from Deloitte FAS at May 31, 2019 was $643,685.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must maintain net capital equivalent to the greater of $5,000 or 1/15th of aggregate indebtedness, as defined.

As of May 31, 2019, the Company's net capital was $14,100,158 and its required net capital was $416,915. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to 1) was .44 to 1.

5. SUBSEQUENT EVENTS

The Company evaluates events subsequent to May 31, 2019 through the date the audited statement of financial condition is issued. The Company does not note any subsequent events requiring disclosure or adjustment to the statement of financial condition.

* * * * * *